Exhibit 21.2

SUBSIDIARIES OF AIRTRAN AIRWAYS, INC.

SUBSIDIARY NAME	STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION
AirTran 717 Leasing Corporation	Delaware
AirTran Risk Management, Inc.	Delaware
AirTran Fuel Services, Inc.	Delaware
AirTran Gate Holdings, Inc.	Delaware